CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED

PORTIONS OF THIS LETTER HAS

BEEN REQUESTED BY MORGAN

STANLEY. SUCH

CONFIDENTIAL PORTIONS

HAVE BEEN OMITTED, AS

INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

May 20, 2013

By U.S. Mail & Facsimile to (703) 813-6987

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 001-11758

Dear Mr. Vaughn:

Morgan Stanley (the “Company”) is pleased to respond to your letter of May 6, 2013 concerning its Form 10-K for the fiscal year ended December 31, 2012 (“2012 Form 10-K”).

For your convenience, we have restated your comments below.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 63

Institutional Securities Income Statement Information, page 66

2012 compared with 2011, page 68

Comment:

1. We note that advisory revenues from merger, acquisition, and restructuring transactions were $1,369 million in 2012, a decrease of 21% from 2011, reflecting lower completed market volumes. Please consider revising your future filings to disclose industry-specific trends such as market volumes and volatilities.

        Response:

Beginning with the Company’s Form 10-Q filing for the quarterly period ended June 30, 2013, the Company will provide specific disclosure related to industry trends for merger, acquisition, and restructuring transactions, where applicable.

Item 9A. Controls and Procedures

Comment:

2. We note on page 153 that during the third quarter of 2012 you identified activities related to certain loans that had been reported as cash flows from operating activities that should have been presented as cash flows from investing activities. As a result, you corrected the previously presented cash flows for these loans and in doing so, the consolidated statements of cash flows for 2011 and 2010 were adjusted to increase net cash flows from operating activities by $9.2 billion and $0.3 billion, respectively, with corresponding decreases in net cash flows from investing activities. You have also indicated that you have evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it did not have a material impact on, nor require amendment of, any previously filed annual or quarterly consolidated financial statements. Please address the following:

•	Explain to us the nature of the loan activities that you identified to support the reclassification of the related cash flows from operating activities to investing activities.

•

Tell us how the identification and correction of this error impacts your conclusion on the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2011.

•	Tell us how and by whom this error was identified.

•

Tell us the nature of the controls that have been put in place to remediate this error and prevent similar errors from re-occurring. Tell us when those controls were implemented and tested. Please reconcile the implementation of these controls with your conclusion on page 292 that no change in your internal controls over financial reporting occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

•	Please provide us with your SAB 99 materiality analysis that supports your conclusion that the incorrect presentation is not material to previously reported periods.

        Response:

The Company originates loans in its Institutional Securities and Global Wealth Management Group business segments that may be originated with the intent to sell or with the intent to hold. Pursuant to Accounting Standards Codification (“ASC”) 230-10-45, cash flows associated with loans with the intent to sell should be reported as operating activities for statement of cash flow reporting purposes. Cash flows associated with loans with the intent to hold should be reported as investing activities for statement of cash flow reporting purposes.

During the third quarter of 2012, it was identified that activities related to certain loans that had been reported as cash flows from operating activities should have been presented as cash flows from investing activities. This cash flow presentation error was caused by an oversight of loan reporting requirements during a period when loan activity became a more integral part of the Company’s business, subsequent to it becoming a Financial Holding Company (“FHC”). The presentation error was identified by the Company as a result of an inquiry from the Company’s independent auditor. The Company evaluated the impact of the cash flow presentation error on the Company’s financial reporting for all relevant periods, and concluded that it had maintained effective disclosure controls and procedures and internal controls over financial reporting for all such periods, including December 31, 2011. [*] Please refer to responses 3 and 4 for further information regarding the assessment of the control deficiency and the enhanced controls that have been put in place to remediate this error and prevent similar errors from re-occurring as well as the Company’s conclusion on the effectiveness of its disclosure controls and procedures and internal controls over financial reporting for all relevant periods.

The Company concluded that the correction of the cash flow presentation error did not constitute a material change in the context of the overall consolidated financial statements for all relevant periods. In reaching this conclusion, the Company considered both quantitative and qualitative analyses as required by ASC 250-10-S99, formerly Staff Accounting Bulletins Nos. 99 and 108, Materiality (“SAB 99”) in relation to the consolidated financial statements. The Company noted that the presentation error within the consolidated statements of cash flows did not impact net income, comprehensive income, earnings per share, total equity, or the balance sheet; therefore, from an earnings and financial condition perspective, the presentation error was not material in any respect. As it relates to cash flow activities, the Company evaluated the impact that this presentation error had on the consolidated statement of cash flows and the individual line items affected, and again concluded that the changes were not material.

[*]

[*]

Therefore, on a quantitative basis, the Company does not believe that the presentation error is such that it is probable that the judgment of a reasonable investor relying upon the consolidated financial statements would have been changed or influenced by the correction of the presentation of the cash flow amounts.

The Company considered other factors including whether or not the presentation error would be material from a qualitative perspective. In order to make this determination, the Company looked to the indicators specified in SAB 99. These indicators largely focus on whether or not the presentation error impact earnings, segment reporting, covenants and contractual requirements, management compensation or concealment of an unlawful transaction. The presentation error on the consolidated statement of cash flows would not be considered material within any of the qualitative indicators specified in SAB 99 as discussed below:

1)	Does the misstatement arise from an item of precise measurement or from an estimate with a significant degree of imprecision inherent in the estimate?

No. The presentation error is not the result of amounts that require significant judgment in their measurement. The amounts relate to the classification of cash advanced and cash received on loans.

2)	Does the misstatement mask a change in earnings or other trends?

No. This presentation error does not impact the Company’s net income, nor mask any other trends.

3)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

No. The presentation error does not impact net income and therefore does not impact analysts’ consensus expectations for Morgan Stanley. Further, the Company does not believe that analysts view the consolidated statements of cash flows or the net amounts impacted by this presentation error as a basis for consensus expectations.

4)	Does the misstatement change a loss into income or vice versa?

No. The presentation error does not change a loss into income or vice versa as the presentation error does not impact net income.

5)	Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

No. The presentation error does not impact segment reporting as cash flows are presented on a consolidated basis.

6)	Does the misstatement affect the registrant’s compliance with regulatory requirements?

No. The presentation error does not affect our compliance with any regulatory requirements. The Company does not have any regulatory requirements which are based on the net cash flow items nor the individual line items in the consolidated statements of cash flows which have been reclassified. The Company’s regulatory requirements are generally based on capital levels, which were not impacted by the presentation error within the consolidated statements of cash flows.

7)	Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

No. The presentation error has no impact on any loan covenants or other contractual requirements. The Company does not have any covenants or other contractual requirements which are based on the net cash flow items nor the individual line items.

8)	Does the misstatement have the effect of increasing management’s compensation?

No. The presentation error would not have affected management’s compensation. Management compensation is not based on any cash flow measures.

9)	Does the misstatement involve concealment of an unlawful transaction?

No. The presentation error relates to the grouping of discrete cash flow movements for presentation in the consolidated statement of cash flows. It does not pertain to any particular transaction or involve an intentional presentation error or a concealment of an unlawful activity.

In addition, the presentation error did not impact liquidity, capital or cash balances of the Company. Further, it is the Company’s view that since this presentation error does not affect earnings, cash flow trends or business trends, it would not have resulted in reasonable investors, securities analysts, rating agencies and other constituents changing an existing published view of the Company’s results.

Comment:

3. Please explain how you assessed that the combination of the various errors, and control deficiencies that permitted the errors to occur, did not affect your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2012 and 2011. Specifically, given the error on the statement of cash flows, the out-of-period pre-tax gain of $109 million due to the incorrect application of hedge accounting on certain derivative contracts previously designated as net investment hedges of certain foreign subsidiaries as discussed on page 219, and the out of period net tax provision of $157 million resulting from an overstatement of deferred tax assets as discussed on page 265, as well as any other deficiencies that you may have identified, tell us how your conclusion regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2012 and December 31, 2011 was not affected.

Response:

[*]

[*]1 [*]

The Company considered indicators individually and in the aggregate for all of its control deficiencies that are referenced in SEC Release Nos. 33-8810; 34-55929, Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements.[*]

•	[*]

•	[*]

•	[*]

•	[*]

[1]	[*]

•	[*]

In addition, the Company performed certain control process enhancement activities related to the errors noted in 2012. [*]

[*]

Aside from the dollar amount of the errors, the Company considered in that determination, among other factors that the errors were identified by the Company, did not result from fraud, and were not the result from ineffective oversight of the Company’s overall financial reporting or internal controls. In addition, given the immaterial impact of the errors, and the determination that overall internal controls that had been in place were effective during 2012 and 2011, it was not considered reasonably possible that a material error could go undetected by the existing, and further enhanced control processes.

Given the errors are financial in nature, the disclosure controls and procedures in the consolidated financial statements are the same controls and procedures that the Company has in place to ensure that the internal control over financial reporting in this area is effective. The term disclosure controls and procedures is defined as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. In SEC Release No. 33-8124, 34-46427, the Commission stated that the term disclosure controls and procedures has a different definition from internal control over financial reporting because of the Commission’s desire to have senior officers certify material non-financial information in addition to financial information in annual and quarterly reports. In SEC Release Nos. 33-8238; 34-47986, the Commission acknowledged that there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting. As such, there is a considerable overlap of the two evaluations, and the analysis above relating to the Company’s internal control over financial reporting applies equally to the evaluation of its disclosure controls and procedures during or at the end of, any of the affected reporting periods of 2012 and 2011, respectively.

Comment:

4. As noted above, you state on page 292 that there has been no change to your internal control over financial reporting that occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Tell us how you considered the various new controls and related processes implemented as a result of the errors identified and corrected during the period. As part of your response, please tell us any new controls and processes put into place to prevent these types of errors from recurring in the future and tell us when they were put into place and tested for you to view them as operating effectively as of December 31, 2012.

        Response:

[*] The Company believes that it maintained effective internal controls over financial reporting for all relevant periods and there has been no change to its internal control over financial reporting that materially affected or is reasonably likely to materially affect internal controls over financial reporting. However, the Company has enhanced existing controls to prevent these types of financial statement errors from recurring in the future. The Company’s enhanced controls further validated that there were no material errors in the consolidated financial statements for all relevant periods. [*]

[*]

[*]

[*]

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*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer
Jeffrey M. Kottkamp, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP
Yolanda Trotter, Securities and Exchange Commission